Exhibit 99.1

Deloitte-Ballard Joint White Paper Assesses Hydrogen & Fuel Cell Solutions for Transportation

  Fuel Cell Electric Vehicles projected to be less expensive to run than battery electric and internal combustion engine vehicles within 10-years

VANCOUVER, LAS VEGAS, and SHANGHAI, Jan. 8, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) and Deloitte China today announced the release of a joint white paper entitled "Fueling the Future of Mobility: Hydrogen and fuel cell solutions for transportation" at the Consumer Technology Association's CES 2020 trade show being held in Las Vegas, Nevada. This white paper is the first volume in a series exploring how hydrogen is set to power the future of mobility. Click here to download the white paper.

Fueling the Future of Mobility (CNW Group/Ballard Power Systems Inc.)

Randy MacEwen, Ballard President and CEO said, "In less than 10 years, it will become cheaper to run a fuel cell electric vehicle (FCEV) than it is to run a battery electric vehicle (BEV) or an internal combustion engine (ICE) vehicle for certain commercial applications."

Although FCEVs are currently more expensive to run per 100 kilometers (km) than BEVs and ICE commercial vehicles, they are set to become much cheaper as manufacturing technology matures, economies of scale improve, hydrogen fuel costs decline and infrastructure develops. Indeed, the white paper conservatively estimates the Total Cost of Ownership (TCO) for commercial hydrogen vehicles will fall by more than 50% in the next 10 years.

"We are excited to partner with Deloitte on this important initiative," added Mr. MacEwen. "We believe this white paper provides answers to the most pertinent questions from industry executives and laypeople alike, specifically regarding the economic viability of FCEVs and their environmental sustainability."

Adrian Xu, Deloitte China Financial Advisory Director said, "To many commercial operators, hydrogen seems to be a complex and expensive technology for the future. However, we have proven through our deep research and proprietary model that FCEVs will become cheaper to run than traditional ICE vehicles or BEVs very soon. Sophisticated commercial operators around the world are already investing in this technology to stay one step ahead of the competition."

Alan MacCharles, Deloitte China Financial Advisory Partner noted, "In China, where the TCO of BEVs is already close to that of ICE commercial vehicles, the total cost of owning an FCEV is expected to be lower than that for ICE commercial vehicles by 2027, and we estimate that the TCO of FCEVs will fall below that of BEVs a year later. The cost of running commercial FCEVs will decline as fuel cell system and hydrogen costs decrease by about 70 percent and 63 percent, respectively."

The white paper undertakes a comprehensive TCO analysis, applying a detailed and objective model to various heavy-duty motive transportation scenarios across different geographic settings: logistics trucks in Shanghai; drayage trucks in California; and transit buses in London. The white paper projects that FCEVs will be less expensive than BEVs and ICE vehicles in all these scenarios by 2027, without subsidies.

In addition to looking at the commercial viability of FCEVs, the white paper also reviews the progress and support from governments around the globe, such as China, the U.S., Japan, and EU. For example, in China during the 2019 Two Sessions – an annual gathering of the nation's political elites – hydrogen was mentioned in the government's work report for the first time, showing the country's commitment to developing the FCEV ecosystem.

China already leads the world in the application of some types of FCEVs, with the highest level of application of fuel cell light- and medium-duty trucks, and application of fuel cell buses exceeding that of the U.S. and equal to that of Europe, the report shows.

Chris Lin, Deloitte China Financial Advisory Director stated, "Through a focused dedication to renewable energy, China has become one of the world's largest hydrogen markets. China is now the largest producer of hydrogen as well as a world leader in the commercial development of FCEVs. In the past few years, China has devoted significant efforts to the hydrogen fuel cell vehicle industry, driving technology maturation and decreased hydrogen cost while also activating the application of hydrogen in various areas."

The white paper also provides a review of energy efficiency, hydrogen production, green gas and other environmental impacts related to fuel cell technology today and going forward, concluding that FCEVs are more attractive environmentally than BEVs and ICE vehicles from a number of perspectives, including production, operation and end-of-life. The white paper states: "From a lifetime emissions and environmental impact perspective, FCEVs are also cleaner than BEVs and ICE vehicles, with even more room for improvement as hydrogen production and delivery matures."

Mr. MacEwen further commented, "At Ballard, our growth strategy is premised on the transition of mobility from diesel and other ICE-based powertrains to zero-emission fuel cell electrification. We believe FCEVs will be the best solution – based on TCO economics, vehicle performance and environmental sustainability – for certain heavy- and medium-duty vehicle use cases. We are focused on bus, commercial truck, rail and marine. Here, we see market segments where vehicle duty cycles require long range, rapid refueling, heavy payload and route flexibility. Many of these use cases already use a 'return-to-base' refueling model, which lowers the barriers to the introduction of depot hydrogen refueling. These use cases also have disproportionately high emissions and have been considered as 'hard-to-abate' emission applications. We are excited about tackling a big problem with our world-leading and highly disruptive fuel cell technology."

Mr. MacEwen concluded, "Over the longer term we are also confident that the fuel cell value proposition will continue to strengthen for passenger cars. We believe the trends of decarbonization, connectivity, autonomy and shared mobility in urban environments will lead to demand for zero-emission passenger vehicles having high utilization rates. We expect these passenger cars, including urban shared mobility fleets, to favor zero-emission powertrain technologies that deliver long range and fast refueling."

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated deliveries and deployments of products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding the relative merits of fuel cell technology and the commercial viability of our products.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Comparative TCO analysis of a drayage truck Fuel Cell Electric Vehicle (FCEV) operating in California (CNW Group/Ballard Power Systems Inc.)

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For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 08-JAN-20